Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

February 1, 2007

Megan Akst, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Veridicom International, Inc.
Item 4.02 Form 8-K Filed on September 26, 2006 File No. 0-12382

Dear Ms. Akst:

This firm represents Veridicom International, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Form 8-K. Below please find our responses to your January 25, 2007 comment letter:

Form 8-K filed September 26, 2006

1.
We note that the Company flied the December 31, 2005 Form 10-K/A and the March. 31, 2006 Form 10-Q/A on September 22, 2006 to reflect the reportable event disclosed in your Item 4.02 Form 8-K filed on September 26, 2006 it is not clear to us how the Company was able to quantify the restatement and file these amendments within 2 days of certain members of the boards conclusion that the December 31, 2005 and the March 31, 2006 financial statements should no longer be relied upon. Please provide us with a detailed analysis of the events that led to the September 20, 2006 determination your analysis should include a timeline that addresses the following items:

Identify when management initially became aware of potential accounting errors, and:

•	Describe the date management became aware of the potential accounting errors.
•
Describe the events and material discussions that occurred from that point to the time management realized that financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred Explain how the Company was able to fill the applicable amendments 2 days after they became as are of the potential accounting error

Response

There had been some confusion with respect to the preparation of our prior response to the Staff’s comments. The following is a description of the events that occurred, along with the correct timeline of such events:

•
On August 9, 2006 the Company retained the services of Lancaster & David, Chartered Accountants (“L&D”), to assist in the preparation of its financial statements for the quarter ended June 30, 2006 for subsequent review by the Company’s auditors.

•
On or about August 14, 2006 L&D contacted Manning Elliott LLP, Chartered Accountants (“ME”), the Company’s independent auditor, and informed them that there may be a need to restate the December 31, 2005 and March 31, 2006 financial statements of the Company due to a prior potential oversight by the Company.

•	On or about August 15, 2006 ME informed the Company of the potential need to restate the previously filed financial statements and that L&D was quantifying the potential restatement.
•
On or about August 16, 2006 ME commenced its review of the June 30, 2006 financial statements, noting that restatement of prior periods may be necessary and awaited the amount of any required restatement.

•
On or about September 6, 2006 L&D provided ME with the dollar amount of the potential restatements. After discussions with the Company it was determined that the amounts were material to the financial statements, but ME wanted the opinion of the Company’s counsel regarding the Company’s obligation to pay Standard Liquidated Damages. On or about this date, ME commenced audit procedures on the potential adjustments to the prior financial statements.

•
On or about September 11, 2006, the Company’s management, ME and L&D were notified by the Company’s counsel that the Company was obligated to pay certain Standard Liquidated Damages. ME, L&D and the Company believed that the Company would need to file restatements to the previously filed financial statements.

•
On or about September 18, 2006 L&D provided ME with final restated financial statements for the year ended December 31, 2005 and the quarter ended March 31, 2006 and the Company agreed with ME that the restated financial statements would need to be filed. ME’s review of the restatements was facilitated by the fact the restatement adjustments were audited commencing on or about September 6, 2006.

•	On September 22, 2006, ME provided consent to file the amended Form 10-KSB and Form 10-QSB.

2.	Clarify for us when the certain members of the Board became aware of the potential accounting errors.
•
Describe the events and material discussions that occurred from that point to the time members of the Board decided that the financial statement restatements were necessary, including the corresponding time frame during which those events and material discussions occurred.

Response

As set forth in the response to comment 1, members of the Board became aware of the potential accounting errors on or about August 15, 2006. In addition, as set forth in the response to comments 1, after being informed of the potential accounting errors, the financial information was being reviewed by L&D and being communicated to ME.

3.
Describe in detail, the role, and related timing of your independent auditor in detecting the accounting errors, communicating those errors to management and the Board (or any of its members individually), and in providing any advice to management or the audit committee regarding the need to restate prior financial statements. Did your independent auditor advise management and/or the Board (or any of its members individually) that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to any of the previously issued financial statements that were restated, and if so, when?

Response

The role and related timing of the Company’s independent auditor with respect to this matter is set forth in the response to comment 1. As described therein the Company’s independent auditor provided management with advice regarding the disclosure that should be made and the actions that should be taken with respect to the previously issued financial statements that were restated.

4.
Explain how you were able to file audited restated financial statements on September 22, 2006 only two days after certain members of the Board determined that such restatements were necessary. Also provide the following:

•
Identify when management directed the accounting staff to prepare the restated financial statements. Explain the role of management and the Board in that directive and the rationale for that directive.

•
Tell us when you advised the independent auditor that restated financial statements were being prepared; when they began their audit work on the restatement; when they requested management representations related to the restated financial statements; and when you provided them with draft and financial management representations.

Response

As previously discussed, in the response to comment 1, an error was made with respect to the previous response letter provided to the Staff and a significant amount of time was dedicated to determining that restatements were necessary and in preparing such. The Company, in hindsight, should have filed the original Form 8-K within four days of September 11, 2006, when it was definitively determined that a restatement of prior financial statements was necessary. The Company inadvertently confused the later date when restated financial statements were provided to it auditors, as the date that it was determined that a restatement was necessary. During the period from on or about August 14, 2006 through September 22, 2006, numerous discussions took place between the Company, L&D and ME related to the restatements.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely, /s/Yoel Goldfeder Yoel Goldfeder